SEC RULE 12g3-2(b) EXEMPTION NO. 82-2950



ALTAI RESOURCES INC.

111 Lynedock Crescent, Toronto, Ontario, Canada, M3A 2A7 • Telephone: (416) 383-1328
Fax: (416) 383-1686 • E-mail: altai@arex.com • Internet: http://www.altairesources.com

May 20, 2003



03022161

By Fax

Corporate Finance
TSX Venture Exchange
The Exchange Tower, 3rd Floor,
2 First Canadian Place,
Toronto, Ontario, M5X 1J2

Attn: Ms. Jasmine Handanovic, Analyst, Corporate Finance

Dear Ms. Handanovic:

Re: Altai Resources Inc. ("Altai") - Incentive Stock Options

1. On January 27, 2003, 30,000 option shares at $0.49 per share granted to Inda Kwok, an employee, expired without being exercised.

2. The Board of Directors of Altai has granted the following incentive stock options to the following employee/consultant in accordance with the 2002 Stock Option Plan:

Name	Position	Date granted	Expiry Date	Number of Option Shares Granted	Option Exercise Price per share
Inda Kwok	Employee	March 19, 2003	March 18, 2008	10,000	$0.10
Martin Li	Consultant	April 11, 2003	October10, 2005	450,000	$0.10

Dr. Martin Li has a signed consulting agreement with Altai Resources Inc. to provide on-going geological/technical consulting service to the Company from April 11, 2003 to October 10, 2005; and the Board believes that the above option to him gives suitable incentive for him to provide his best service to the Company. The 450,000 option shares are less than 2% of the outstanding and issued shares of the Company of 23,713,554 as at April 11, 2003.

The $0.10 option exercise price of both stock options granted are higher than the last closing prices of Altai before the dates of the stock option grants and are higher than the market prices of Altai share from March 19, 2003 to date and is the minimum option price permitted by the TSX Venture Exchange.

3. On May 6, 2003, Niyazi Kacira has exercised 60,000 option shares at $0.10 per share.

dlw 6/3

atcr043~tsxventure.ops.30520/ma

Including the above stock options cancellation, grants and exercise, Altai's number of outstanding stock option shares is 1,936,000 shares, leaving 267,000 shares reserved for future stock option allocation under the 2002 Stock Option Plan.

Yours sincerely,

ALTAI RESOURCES INC.



Maria Au
Secretary-Treasurer

c.c. Ontario Securities Commission
Commission des Valeurs Mobilieres du Quebec
British Columbia Securities Commission
Alberta Securities Commission
✓ United States Securities & Exchange Commission
– Attn: Office of International Corporate Finance (By mail)